SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
(Rule 13d-101)
Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
CLST HOLDINGS, INC.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
150925204
(CUSIP Number)
S. Nicholas Walker
Deltec House
Lyford Cay
P.O. Box N1717
Nassau NP, Bahamas
(242) 677-4514
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 7, 2008
(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 150925204	13D	Page 2 of 18 Pages

1	NAMES OF REPORTING PERSONS S. Nicholas Walker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		1,412,770 (See Item 5).

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,412,770 (See Item 5).

WITH:	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,412,770 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.9%(1) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Based on 20,553,205 shares of common stock of the Issuer currently outstanding.

CUSIP No. 150925204	13D	Page 3 of 18 Pages

1	NAMES OF REPORTING PERSONS The Lion Fund Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		816,070 (See Item 5).

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		816,070 (See Item 5).

WITH:	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

816,070 (See Item 5).

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.0%(1) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Based on 20,553,205 shares of common stock of the Issuer currently outstanding.

CUSIP No. 150925204	13D	Page 4 of 18 Pages

1	NAMES OF REPORTING PERSONS York Lion Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		132,100 (See Item 5).

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		132,100 (See Item 5).

WITH:	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

132,100 (See Item 5).

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.64%(1) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Based on 20,553,205 shares of common stock of the Issuer currently outstanding.

CUSIP No. 150925204	13D	Page 5 of 18 Pages

1	NAMES OF REPORTING PERSONS York Asset Management Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bahamas

	7	SOLE VOTING POWER

NUMBER OF		868,770 (See Item 5).

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		868,770 (See Item 5).

WITH:	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

868,770 (See Item 5).

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.2%(1) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00
(1) Based on 20,553,205 shares of common stock of the Issuer currently outstanding.

CUSIP No. 150925204	13D	Page 6 of 18 Pages

1	NAMES OF REPORTING PERSONS York GP, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		544,000 (See Item 5).

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		544,000 (See Item 5).

WITH:	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

544,000 (See Item 5).

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.7%(1) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Based on 20,553,205 shares of common stock of the Issuer currently outstanding.

CUSIP No. 150925204	13D	Page 7 of 18 Pages

1	NAMES OF REPORTING PERSONS Lion Long Term Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		411,900 (See Item 5).

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		411,900 (See Item 5).

WITH:	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

411,900 (See Item 5).

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.0%(1) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Based on 20,553,205 shares of common stock of the Issuer currently outstanding.

CUSIP No. 150925204	13D	Page 8 of 18 Pages
     This Amendment No. 4 to Schedule 13D (this “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on July 18, 2007, as amended by Amendment No. 1 to Schedule 13D, filed with the SEC on February 5, 2008, as amended by Amendment No. 2 to Schedule 13D, filed with the SEC on February 27, 2008, and as amended by Amendment No. 3 to Schedule 13D, filed with the SEC on March 10, 2008, by S. Nicholas Walker, The Lion Fund Limited, a Cayman Islands exempted company (“LFL”), York Lion Fund, L.P., a Cayman Islands limited partnership (“Lion L.P.”), York Asset Management Limited, a company organized in the Commonwealth of the Bahamas (“YAML”), York GP, Ltd., a Cayman Islands exempted company (“York GP”), and Lion Long Term Partners, L.P., a British Virgin Islands international limited partnership (“Lion Long Term”), with regard to the common stock of CLST Holdings, Inc. (the “Issuer”). The Schedule 13D, as amended to date, is referred to herein as the “Schedule 13D.” S. Nicholas Walker, LFL, Lion L.P., YAML, York GP, and Lion Long Term are referred to collectively herein as the “Reporting Persons.”
     This Amendment is being filed to update certain information in Items 3, 4, and 5 of the Schedule 13D. This Amendment amends the Schedule 13D as specifically set forth herein; reference is made to the Schedule 13D for information on the matters not specifically addressed in this Amendment. Except as amended and supplemented hereby, the Schedule 13D remains in full force and effect.
Item 3. Source and Amount of Funds or Other Consideration.
     The aggregate purchase price for the additional 22,800 shares of common stock of the Issuer acquired by LFL since Amendment No. 3 to the Schedule 13D was filed was $8,265.00, inclusive of brokerage commissions. The aggregate purchase price for the additional 4,100 shares of common stock of the Issuer acquired by Lion L.P. since Amendment No. 3 to the Schedule 13D was filed was $1,486.25, inclusive of brokerage commissions. The aggregate purchase price for the additional 2,700 shares of common stock of the Issuer acquired by one or more accounts under YAML’s management and control since Amendment No. 3 to the Schedule 13D was filed was $978.75, inclusive of brokerage commissions. Each of LFL, Lion L.P., and the account(s) under YAML’s management and control acquired such shares with working capital.
Item 4. Purpose of Transaction.
     Item 4 is hereby amended to add the following:
     As reported in Amendment No. 1, Amendment No. 2, and Amendment No. 3 to the Schedule 13D, Mr. Walker sent letters to Robert A. Kaiser, the Chief Executive Officer of the Issuer, on February 1, 2008, February 25, 2008, and March 6, 2008, expressing his opposition to the Board of Director’s consideration of abandonment of the Issuer’s Plan of Dissolution (the “Plan”), observing that abandonment of the Plan could have adverse tax consequences to the Issuer’s stockholders, and encouraging the Issuer to conform its accounting to the liquidation basis of accounting under generally accepted accounting principles, given the Issuer’s stockholders approval of the Plan. Mr. Walker followed these letters with an additional letter to Mr. Kaiser, dated April 7, 2008, in which Mr. Walker observed that certain disclosures made in the Issuer’s annual report on Form 10-K for the fiscal year ended November 30, 2007 confirm

CUSIP No. 150925204	13D	Page 9 of 18 Pages
that the Issuer is not discharging its obligations to its stockholders to implement the Plan. The foregoing summary of the April 7, 2008 letter from Mr. Walker to Mr. Kaiser is qualified in its entirety by reference to the full text of the letter, which is attached hereto as Exhibit 1.
     In addition to pressing the Board of Directors of the Issuer to implement the Plan, the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer, and each Reporting Person reserves the right, subject to applicable law, to (i) acquire beneficial ownership of additional shares of the Issuer in the open market, in privately negotiated transactions or otherwise, (ii) dispose of all or part of its holdings of the Issuer’s shares, (iii) take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this Amendment, or (iv) change its intentions with respect to any or all of the matters referred to in this Item 4. The Reporting Persons’ decisions and actions with respect to such possibilities will depend on a number of factors, including, but not limited to, the actions of the Issuer, market activity in the Issuer’s shares, an evaluation of the Issuer and its prospects, general market and economic conditions, conditions specifically affecting the Reporting Persons, and other factors which the Reporting Persons may deem relevant to their investment decisions.
     Subject to the foregoing, the Reporting Persons are not aware of any plans or proposals which the Reporting Persons or, to the knowledge of the Reporting Persons, any person listed on Schedule A to the Schedule 13D, may have which relate to or would result in:
(i)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(ii)	An extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer or any of its subsidiaries;

(iii)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(iv)	Any change in the present Board of Directors or management of the Issuer; including any plans or proposals to change the number or term of directors, or to fill any existing vacancies on the Board;

(v)	Any material change in the present capitalization or dividend policy of the Issuer;

(vi)	Any other material change in the Issuer’s business or corporate structure, including, but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(vii)	Changes in the Issuer’s Articles of Incorporation, Bylaws or other action which may impede the acquisition of control of the Issuer by any person;

(viii)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association;

CUSIP No. 150925204	13D	Page 10 of 18 Pages
(ix)	A class of securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(x)	Any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
Item 5 is hereby amended in its entirety to read as follows:
     (a) The aggregate percentage of the Issuer’s outstanding shares of common stock reported owned by each Reporting Person is based upon 20,553,205 outstanding shares, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended November 30, 2007.
     LFL beneficially owns 816,070 shares of common stock of the Issuer, constituting 4.0% of the outstanding shares of common stock of the Issuer. By reason of its position as investment manager of LFL, YAML may be deemed to beneficially own 816,070 shares of common stock of the Issuer, constituting 4.0% of the outstanding shares of common stock of the Issuer. Additionally, YAML beneficially owns 52,700 shares of common stock of the Issuer, representing shares in one or more accounts under its management and control, constituting 0.3% of the outstanding shares of common stock of the Issuer. Lion L.P. beneficially owns 132,100 shares of common stock of the Issuer, constituting 0.64% of the outstanding shares of common stock of the Issuer. Lion Long Term beneficially owns 411,900 shares of common stock of the Issuer, constituting 2.0% of the outstanding shares of common stock of the Issuer. York GP may be deemed to beneficially own 544,000 shares of common stock of the Issuer (of which 132,100 may be deemed beneficially owned by reason of its position as general partner of Lion L.P. and 411,900 may be deemed beneficially owned by reason of its position as general partner of Lion Long Term), constituting 2.7% of the outstanding shares of common stock of the Issuer.
     Mr. Walker may be deemed to beneficially own an aggregate of 1,412,770 shares of common stock of the Issuer (of which 868,770 may be deemed beneficially owned by him by reason of his position as the Managing Director of YAML and 544,000 may be deemed beneficially owned by him by reason of his position as the Managing Director of York GP), constituting 6.9% of the outstanding shares of common stock of the Issuer.
     LFL’s beneficial ownership of 816,070 shares of common stock of the Issuer represents an increase of 22,800 shares in LFL’s beneficial ownership since Amendment No. 3 to the Schedule 13D was filed, due to the acquisition of 22,800 shares in the open market by LFL and not previously reported. YAML’s deemed beneficial ownership of 868,770 shares of common stock of the Issuer represents and increase of 25,500 shares in YAML’s deemed beneficial ownership since Amendment No. 3 to the Schedule 13D was filed, due to the acquisition of 2,700 shares in the open market by one or more accounts under YAML’s management and control and not previously reported and the aforementioned acquisition of 22,800 shares in the open market by LFL. Lion L.P.’s beneficial ownership of 132,100 shares of common stock of the Issuer, and York GP’s deemed beneficial ownership of 544,000 shares of common stock of the Issuer, represents and increase of 4,100 shares in each such Reporting Person’s beneficial ownership or deemed beneficial ownership since Amendment No. 3 to the Schedule 13D was

CUSIP No. 150925204	13D	Page 11 of 18 Pages
filed, due to the acquisition of 4,100 shares in the open market by Lion L.P. and not previously reported.
     Mr. Walker’s deemed beneficial ownership of 1,412,770 shares of common stock of the Issuer represents an increase of 29,600 shares in Mr. Walker’s deemed beneficial ownership since Amendment No. 3 to the Schedule 13D was filed, due to the acquisition of 22,800 shares in the open market by LFL and 2,700 shares in the open market by one or more accounts under YAML’s management and control (each which may be deemed to be beneficially owned by Mr. Walker because of his position as the Managing Director of YAML), and the acquisition of 4,100 shares in the open market by Lion L.P. (which may be deemed to be beneficially owned by Mr. Walker by reason of his position as the Managing Director of York GP), each as described above.
     YAML disclaims beneficial ownership of any shares of common stock of the Issuer owned by LFL except to the extent of its pecuniary interest in LFL by reason of its position as investment manager of LFL. Mr. Walker’s IRA owns a 0.03% interest in LFL and Mr. Walker is a potential beneficiary of two trusts which collectively own 5% of the outstanding capital stock of LFL. Other than for his potential beneficial interest in said IRA and said trusts, Mr. Walker disclaims beneficial ownership of the shares of common stock of the Issuer owned by LFL, except to the extent of his pecuniary interest in LFL by reason of his position as Managing Director of YAML (the investment manager of LFL). Mr. Walker’s IRA owns a 0.75% interest in Lion L.P. and Mr. Walker is a beneficiary of a trust which owns an 84% interest in Lion L.P. Other than for his beneficial interest in said IRA and said trust, Mr. Walker disclaims beneficial ownership of the shares of common stock of the Issuer owned by Lion L.P., except to the extent of his pecuniary interest in Lion L.P. by reason of his position as Managing Director of York GP (the general partner of Lion L.P.). Mr. Walker’s IRA owns a 0.39% interest in Lion Long Term. Other than for his beneficial interest in said IRA, Mr. Walker disclaims beneficial ownership of the shares of common stock of the Issuer owned by Lion Long Term, except to the extent of his pecuniary interest in Lion Long Term by reason of his position as Managing Director of York GP (the general partner of Lion Long Term). Each of Lion L.P., York GP, Lion Long Term, and LFL disclaims beneficial ownership of any shares of common stock of the Issuer beneficially owned by any other Reporting Person, except to the extent of such Reporting Person’s pecuniary interest therein. Furthermore, each of YAML and Mr. Walker disclaims beneficial ownership of any shares of common stock of the Issuer owned in the account(s) under YAML’s management and control, except to the extent of their pecuniary interest in such account.
     (b) Mr. Walker may be deemed to have sole voting and dispositive power with respect to 1,412,770 shares of common stock of the Issuer. The shares of common stock that may be deemed to be beneficially owned by Mr. Walker include the 816,070 shares of common stock beneficially owned by LFL by reason of his position as Managing Director of YAML, the investment manager of LFL; the 132,100 shares of common stock beneficially owned by Lion L.P. by reason of his position as Managing Director of York GP, the general partner of Lion L.P.; the 411,900 shares of common stock beneficially owned by Lion Long Term by reason of his position as Managing Director of York GP, the general partner of Lion Long Term; and the 52,700 shares of common stock in one or more accounts under YAML’s management and control.
     LFL has sole voting and dispositive power with respect to the 816,070 shares of common

CUSIP No. 150925204	13D	Page 12 of 18 Pages
stock of the Issuer beneficially owned by LFL. By reason of its position as the investment manager of LFL, YAML may be deemed to have sole voting and dispositive power with respect to the 816,070 shares of common stock of the Issuer beneficially owned by LFL. YAML may be deemed to have sole voting and dispositive power with respect to the 52,700 shares of common stock of the Issuer in one or more accounts under YAML’s management and control. Lion L.P. has sole voting and dispositive power with respect to the 132,100 shares of common stock of the Issuer beneficially owned by Lion L.P. Lion Long Term has sole voting and dispositive power with respect to the 411,900 shares of common stock of the Issuer beneficially owned by Lion Long Term. By reason of its position as the general partner of Lion L.P. and Lion Long Term, York GP may be deemed to have sole voting and dispositive power with respect to 544,000 shares of common stock of the Issuer (of which 132,100 are beneficially owned by Lion L.P. and 411,900 are beneficially owned by Lion Long Term).
     (c) On March 20, 2008, March 24, 2008, and March 26, 2008, LFL acquired 13,800 shares, 5,800 shares, and 3,200 shares, respectively, of the Issuer’s common stock in the open market at a purchase price of $0.36 per share. On March 26, 2008, Lion L.P. acquired 4,100 shares of the Issuer’s common stock in the open market at a purchase price of $0.36 per share. On the same date, one or more accounts under YAML’s management and control acquired 2,700 shares of the Issuer’s common stock in the open market at a purchase price of $0.36 per share. To the knowledge of the Reporting Persons, no person listed on Schedule A to the Schedule 13D has effected a transaction in the Issuer’s shares of common stock in the last sixty (60) days.
     (d) No person (including persons listed on Schedule A to the Schedule 13D) other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of common stock of the Issuer, except to the extent of such person’s position as director of an entity listed on Schedule A to the Schedule 13D.
     (e) Not applicable.
Item 7. Material to be Filed as Exhibits.
1.	Letter from S. Nicholas Walker to Robert A. Kaiser, Chief Executive Officer of CLST Holdings, Inc., dated April 7, 2008.

2.	Joint Filing Agreement (incorporated by reference to Exhibit 2 of Amendment No. 1 to the Schedule 13D).
[Signature page follows.]

CUSIP No. 150925204	13D	Page 13 of 18 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, each Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: April 8, 2008

/s/ S. Nicholas Walker
S. NICHOLAS WALKER

THE LION FUND LIMITED
By:	York Asset Management Limited,
Investment Manager

By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

YORK LION FUND, L.P.
By:	York GP, Ltd.,
General Partner

By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

LION LONG TERM PARTNERS, L.P.
By:	York GP, Ltd.,
General Partner

By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

CUSIP No. 150925204	13D	Page 14 of 18 Pages

SIGNATURES
(Continued)

YORK ASSET MANAGEMENT LIMITED
By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

YORK GP, LTD.
By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

CUSIP No. 150925204	13D	Page 15 of 18 Pages

Exhibit Index
1.	Letter from S. Nicholas Walker to Robert A. Kaiser, Chief Executive Officer of CLST Holdings, Inc., dated April 7, 2008.

2.	Joint Filing Agreement (incorporated by reference to Exhibit 2 of Amendment No. 1 to the Schedule 13D).

CUSIP No. 150925204	13D	Page 16 of 18 Pages
EXHIBIT 1
LETTER FROM S. NICHOLAS WALKER TO
ROBERT A. KAISER, DATED APRIL 7, 2008

YORK ASSET
MANAGEMENT LIMITED
Deltec House, Lyford Cay
P.O. Box N-1717
Nassau, Bahamas
(242) 677-4514
nick@yorklimited.com
April 7, 2008
Robert A. Kaiser
Chief Executive Officer
CLST Holdings, Inc.
15950 North Dallas Parkway
Tower II, Suite 400
Dallas, Texas 75248
Dear Mr. Kaiser:
          The disclosures made by the Board of Directors of CLST Holdings, Inc. (the “Company”) in the Company’s late-filed 2007 10-K report confirm that the Board is not discharging its obligations to the Company’s stockholders to implement the Plan of Dissolution adopted by over 60% of the stockholders at the March 28, 2007 special meeting. As I stated in my letter to you of February 1, 2008, the Board’s exploration of potential acquisitions is inconsistent with the Plan’s mandate that the Company is to limit its activities to the winding up of its business and the distribution of its assets in accordance with the Plan to the Company’s stockholders.
          In its 2007 10-K report, the Company reports stockholders’ equity of $8,863,000 at December 31, 2007, or $0.43 per share based upon 20,553,205 outstanding shares as of February 28, 2008. We understand that you are directly speaking with certain stockholders of the Company and stating to them that the stockholders’ equity, or net asset value, per share of the Company is less than this figure and less than the current share price of the outstanding shares of the Company of some $0.37. If you are sharing information that you believe material with certain stockholders, then the Company should promptly disclose this information to all of its stockholders in a filing made with the SEC. Moreover, as we pointed out in our prior letters, it appears to us that if the Company properly presented its financial condition and results of operation as a company in liquidation under generally accepted accounting principles, then the stockholders’ equity per share would exceed the $0.43 figure reported by the Company as of December 31, 2007, by reason of the elimination of the $14.2mm of tax liabilities as disclosed in the Company’s August 31, 2007 10-Q (page 18).

CUSIP No. 150925204	13D	Page 18 of 18 Pages
Robert A. Kaiser
April 7, 2008

          Moreover, on page 8 of the 10-K report, the Company now discloses that of the $2.10 dividend per share distributed to the stockholders in 2007, approximately 61% of the distribution should be considered a taxable dividend. This disclosure is directly contrary to the advice on the tax consequences of the Company’s liquidation set forth on pages 128-129 of the Company’s February 21, 2007 proxy statement, and can only be true if the distributions made by the Company in 2007 are not liquidating distributions. Liquidating distributions they must have been if, as the Board repeatedly states in the 2007 10-K report, it continues to follow the Plan of Dissolution.
          You have ignored my prior three letters to you, including failing to respond to the questions I put to you in my letter of February 1, 2008, and the Board is ignoring the wishes and mandate of the Company’s stockholders in delaying a final distribution of the Company’s remaining liquid assets and the winding up and dissolution of the Company.
          You have publicly stated your position, when you ran for your current position in July 2007, that the Board of Directors of the Company should pay attention to the desires of its largest stockholders. As the second largest stockholder of the Company, we would appreciate the courtesy of your responding to the concerns we have expressed about current management’s stewardship of the Company in this and in our prior letters.
Very truly yours,
/s/ S. Nicholas Walker
S. Nicholas Walker